Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

Blackstone Products Announces First Quarter 2022 Results, Reiterates Outlook for Fiscal Year 2022

First quarter 2022 operating results significantly exceed last year’s results and drive momentum ahead of planned business combination with Ackrell SPAC Partners I Co.

LOGAN, Utah—(BUSINESS WIRE)— Blackstone Products (“Blackstone” or the “Company”), an innovative and design-driven company that is redefining the outdoor cooking experience with griddle cooking appliances and accessories, announced today certain financial results for its quarter ended March 31, 2022. Blackstone also reiterates its guidance for its fiscal year ending December 31, 2022.

“Despite a volatile and challenging environment, Blackstone demonstrated strong performance in all of our key metrics during the first quarter,” said Founder and Chief Executive Officer, Roger Dahle. “Blackstone’s growth this quarter is a clear indication that we are continuing to disrupt the industry as our griddles gain market share. Customers love the experience of cooking on a Blackstone, and we are excited about our upcoming product introductions. We are confident in our ability to drive sustainable long-term growth.”

First Quarter 2022 Financial Highlights (Unaudited)

•	Net Revenue increased 28% to approximately $128 million, compared to $100 million in the first quarter of 2021.

•	Gross Profit increased 31% to approximately $27 million, compared to $21 million in the first quarter of 2021.

•	Adjusted EBITDA increased 37% to approximately $19 million, compared to $14 million in the first quarter of 2021.

Recent Business Highlights

•	Blackstone is announcing international retail expansion in Canada, Mexico, Australia, Saudi Arabia, and Israel.

•	Blackstone launches new tabletop Pizza Oven at Walmart.

•	Newsweek ranks Blackstone #1 in Flat Top Grills and Outdoor Griddles and #2 in Gas Grills.

Full Year 2022 Guidance

The Company is reaffirming its 2022 guidance as previously presented in its Investor Presentation available at https://blackstoneproducts.com/pages/investor-relations.

For its fiscal year ending December 31, 2022, the Company’s outlook for the following financial metrics remains unchanged vs. prior outlook:

•	Net Revenue of $608 million, representing estimated 26% growth compared to 2021.

•	Gross Profit of $132 million, representing estimated 35% growth compared to 2021.

•	Adjusted EBITDA of $81 million, representing estimated 15% growth compared to 2021.

Business Combination

On December 23, 2021, Blackstone announced it entered into a definitive business combination agreement with Ackrell SPAC Partners I Co. (“Ackrell”) (Nasdaq: ACKIU), a special purpose acquisition company. Upon the closing of the business combination, which is expected in the second quarter of 2022, the combined company will be named Blackstone Products, Inc. Blackstone, which had previously announced its intention to list on Nasdaq, intends to transfer the listing of the common shares of the combined company to the NYSE under the new ticker symbol, “BLKS.”

About Blackstone Products

Blackstone Products, headquartered in Logan, UT, is fundamentally redefining how people cook outdoors. The company specializes in outdoor griddles which allow users to cook a wider variety of foods faster and more often.

Blackstone’s robust product line features innovative and easy-to-use griddles, accessories, and consumables that enhance outdoor cooking and make it more enjoyable and accessible to all for every meal. Blackstone believes in helping people create an experience with food that brings family and friends together.

About Ackrell SPAC Partners I Co.

Ackrell is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Ackrell may pursue an acquisition in any business industry or sector, it intends to concentrate its efforts on identifying businesses in the branded fast-moving consumer goods industry.

Financial Information; Non-GAAP Financial Measures

This press release includes financial information for the three months ended March 31, 2022 and March 31, 2021, respectively. The financial information for the three months ended March 31, 2022 and the three months ended March 31, 2021 has been reviewed by the Company’s auditors under the PCAOB standard but is unaudited.

In addition, this press release includes references to non-GAAP financial measures, including Adjusted EBITDA. Such non-GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. The Company believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. You should review the Company’s audited financial statements included in the Form S-4 (as defined below).

Additional Information and Where to Find It

In connection with the proposed business combination, on February 15, 2022, Blackstone Products, Inc. filed a registration statement on Form S-4 (the “Form S-4”) with a proxy statement with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 on April 13, 2022 and Amendment No. 2 on May 17, 2022. The Form S-4 contains information about the proposed transaction and the respective businesses of Blackstone and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, Blackstone, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed transaction. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@ackrellspac.com or Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, www.ackrellspac.com. The information contained in, or that can be accessed through, Ackrell’s or the Company’s website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Participants in the Solicitation

Blackstone and Ackrell and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Ackrell stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Ackrell in Ackrell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed business combination is included in the Form S-4 and will be included in the definitive proxy statement/prospectus that Ackrell intends to file with the SEC and mail to its stockholders of record for voting on the proposed transaction.

Caution Concerning Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. For example, projections of future net revenue, gross profit, gross margin, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Ackrell and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, the Company, the combined company or other following the announcement of the proposed business combination and the business combination agreement with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Ackrell, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Ackrell or the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) the Company’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market the Company intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) the Company’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect the Company’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with the Company in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of the Company’s major customers; (23) the Company’s ability to execute its business plans and strategy; (24) the Company’s ability to maintain sufficient inventory and meet customer demand; (25) the Company’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in the Form S-4 and other documents filed or to be filed with the SEC by Blackstone Products, Inc. and Ackrell.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

Quarter Ended March 31,

($ in thousands)	2022	2021
Revenue, net	$128,334	$100,302
Cost of goods sold	100,850	79,267

Gross profit	27,484	21,035
Operating expenses
Sales and marketing	4,913	3,960
General and administrative	4,821	2,720
Research and development	1,137	615

Total operating expenses	10,871	7,295

Income from operations	16,613	13,740
Interest expense, net	(2,484)	(265)
Other income (expense), net	1,492	(11)

Income before income tax	15,621	13,464
Income tax expense	(2,958)	(2,109)

Net income	$12,663	$11,355

ADJUSTED EBITDA RECONCILIATION

	Quarter Ended March 31,
($ in thousands)	2022	2021
Revenue, net	$128,334	$100,302
Gross profit	27,484	21,035
Adjusted EBITDA reconciliation:
Net income	$12,663	$11,355
Add (deduct):
Net interest expense	2,484	265
Income tax expense	2,958	2,109
Depreciation and amortization	776	205

EBITDA	18,881	13,934
Business transformation fees	1,753	42
Non-operating (income)/expenses	(1,492)	11

Adjusted EBITDA	$19,142	$13,987

Contacts

Media and Investor Contact
ICR
Blackstone@icrinc.com

Source: Blackstone Products